

CCF Investments, Inc.

Financial Statements
and Supplementary Information

December 31, 2016



Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street, N.E.
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
CCF Investments, Inc.

We have audited the accompanying statement of financial condition of CCF Investments, Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of CCF Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCF Investments, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information included in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of CCF Investments, Inc.'s financial statements. The supplemental information is the responsibility of CCF Investments, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frazier & Deeter, LLC

Atlanta, Georgia
March 1, 2017

CCF Investments, Inc.
Statement of Financial Condition

	December 31, 2016
Assets	
Cash	$ 423,272
Receivable from Parent	28,839
Commissions receivable	546,031
Prepaid expenses	94,446
Property & Equipment, net	24,970
Total assets	$ 1,117,558
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 112,987
Commissions payable	606,814
Registration fees collected in advance	45,875
Total liabilities	765,676
Stockholder's equity	
Common stock, $1 par value, 1,000,000 shares authorized, 50,000 shares issued and outstanding	50,000
Additional paid-in capital	247,701
Retained earnings	54,181
Total stockholder's equity	351,882
Total liabilities and stockholder's equity	$ 1,117,558

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF BUSINESS

CCF Investments, Inc. (the "Company") is an introductory broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a Georgia corporation that is a wholly-owned subsidiary of Capital Choice Financial Services, Inc. (the "Parent").

NOTE 2 - SUMMARY OF SIGNFICANT ACCOUNTING POLICIES

Basis of presentation - The accompanying financial statements are presented in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Commissions - Commissions are recorded on the trade-date basis as securities transactions occur. Commissions are considered earned as of the trade date.

Other income - Fees are collected from representatives for errors and omissions insurance, compliance audits, fidelity bond, and other fees associated with the representative's registration. Some of these fees are collected in advance and recognized as revenue during the appropriate period to which the corresponding expenses relate.

Cash - The company does not collect or hold funds on behalf of customers. As such, the Company is exempt from maintaining a special account for the exclusive benefit of customers as required by Exchange Act rule 15-c3-3 of the SEC.

Commissions receivable - Commissions receivable include amounts due from investment and insurance companies. Receivables are stated at the amount management expects to collect. Management determines the allowance for doubtful accounts based on factors including the experience and the current economic environment. Management has determined that any credit losses would be immaterial; therefore, they have recorded no allowance for doubtful accounts.

Commissions payable - Commissions payable include amounts due to representatives and are expensed when due.

Registration fees collected in advance - Registration fees collected in advance include FINRA registrations collected from representatives that relate to a future year. Registration fees collected are recognized as other income in the registration year for which the expense relates.

Depreciation - Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Advertising - Advertising cost are expensed as incurred and totaled $26,579 for the year ended December 31, 2016.

Allocation of expenses - The Parent incurs all overhead expenses and allocates the Company's share via intercompany accounts. Salaries, benefits, and other overhead expenses are allocated based on management's estimates of actual employee time incurred or the number of representatives serviced if a more specific allocation cannot be determined. The Company pays for all expenses incurred on the Company's behalf.

Income Taxes - Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due.

Management estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - Subsequent events have been evaluated through March 1, 2017, which is the date the financial statements were available to be issued.

NOTE 3 - PREPAID EXPENSES

Prepaid expenses consist of the following:

	December 31, 2016
Errors and omissions insurance	$7,538
Fidelity & Surety Bonds	$22,314
FINRA registrations	$26,483
Insurance	$6,956
Taxes	$17,576
CRD Cash Account - registration fees	$13,579
	$94,446

NOTE 4 - PROPERTY AND EQUIPMENT - NET

Property & Equipment, net consists of the following:

	December 31, 2016
Computers and Equipment	$40,754
Furniture	$15,386
Software	$1,284
P&E other	$10,337
Less accumulated depreciation	($42,791)
	$24,970

Depreciation expense was $ 8,212 for the year ended December 31, 2016.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c-3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $138,104, which was $87,059 in excess of its required net capital of $51,045. The Company's net capital ratio was 5.54 to 1.

NOTE 6 - INCOME TAXES

The Company utilizes the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

The provision for income taxes includes the following:

	December 31, 2016
Federal income taxes	$0
State income taxes	$8,221
	$8,221

NOTE 6 - INCOME TAXES - CONTINUED

A reconciliation of the statutory U.S. federal income tax rate to our effective income tax rate for the year ending December 31, 2016, is as follows:

Statutory federal income tax rate	-35%
Non-deductible expenses	+22%
State income taxes, net of federal benefit	- 4%
Other	+49%
	32%

The federal income tax returns of the company for 2013, 2014, and 2015 are open to the examination by the Internal Revenue Service, generally for three years after they were filed. All state income tax returns of the Company are subject to examination by the state authorities for the same timeframe.

NOTE 7 - COMMITMENTS

The company finances its errors and omissions insurance through a premium finance agreement with its insurance carrier. The errors and omissions policy is effective for one year beginning December 20, 2016. Premiums related to this policy total $144,144 for the term ending December 20, 2017. The Company paid $12,277 of the annual premium prior to December 31, 2016. The remaining balance of premium is to be paid in eleven monthly installments of $12,277, including interest, commencing January 20, 2017. The Parent has guaranteed the commitment.

NOTE 8 - RELATED PARTIES

The Parent incurs all overhead expenses and allocates the Company's share via intercompany accounts. The Company paid $1,555,761 to the Parent during 2016 for their proportionate share of overhead and other expenses. At December 31, 2016, the Company owed $4,116 to the Parent, which is included in accounts payable and accrued expenses in the statement of financial condition. In addition, at December 31, 2016, the Parent owed the Company $28,839 as a refund of allocated expenses.

NOTE 9 - CONTINGENCIES

The Company assesses potential liabilities in connection with lawsuits and threatened lawsuits under FASB ASC 450. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss is appropriate. An accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. If an unfavorable outcome is assessed as probable, an accrual would be appropriate if the amount of loss can be reasonably estimated, and disclosure would be required. The Company is not currently party to any arbitrations occurring in the normal course of operations. The Company has determined that it is less than reasonably possible that potential liabilities will occur in connection with any possible cases, should they occur.